Filed Pursuant to Rule 253(g)(2)
File No. 024-12319

Arrived SFR Genesis Fund, LLC

SUPPLEMENT NO. 3 DATED NOVEMBER 18, 2025
TO THE OFFERING CIRCULAR DATED JUNE 10, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived SFR Genesis Fund, LLC (“we”, “our” or “us”), dated June 10, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:
  Revisions to the Redemption Plan
Effective as of November 18, 2025 we have adopted revisions to our Redemption Plan to reflect the following change:
  Reduce the fees associated with share holdings periods
All portions of the Offering Circular that contain descriptions of the Redemption Plan are superseded by the disclosures in this supplement.

The revised description of the Redemption Plan set forth under the section of the Offering Circular entitled "Description of Our Common Shares" is as follows:

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity.

At any time after six (6) months following the purchase of common shares, an investor may request redemption of all or any portion of their common shares in accordance with the Company’s redemption plan as set forth herein. Pursuant to our redemption plan, an investor may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Except in the case of exceptional redemptions, the redemption price, may be reduced by a fee paid to our Manager as compensation for administration of our redemption program depending upon when the redemption request is submitted. The redemption price will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Within the first six months of first acquiring the common shares, redemptions are only permitted in the case of exceptional redemptions. “Exceptional redemptions” may include death, qualifying disability and personal home purchase, or as otherwise determined by the Manager.

Based on the time when a shareholder requests redemption, the effective redemption prices (which reflect any fees paid to the Manager), are set forth below:

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price)(1)
Settlement date to 6 months	No Redemptions
6 months to 3 years	99.0	%(2)
More than 3 years	100.0	%(3)
Exceptional redemptions	100.0	%(3)

(1)	The effective redemption price will be the per share NAV for our common shares as of the beginning of the quarter in which the redemption request is made, rounded down to the nearest $0.01.

(2)	For shares held between 6 months and three (3) years, the Effective Redemption Price includes a fixed 1.0% fee that will be paid to our Manager based on the NAV for our common shares in effect at the time of the redemption request.

(3)	There is no fee for redemptions of common shares held at least three (3) years or for exceptional redemptions.

Redemption of our common shares will be made quarterly (with exact dates to be announced) upon written request to be generated through the Arrived Platform to us within seven (7) days following the end of the quarter. The Manager intends to remit the redemption price within ten (10) business days (but generally no more than five (5) business days) of receipt of the request.

As noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares resulting from the death of a shareholder who is a natural person, including shares held by such shareholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the shareholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 12 months after the death of the shareholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a shareholder. Such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.

Furthermore, as noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares held by a shareholder who is a natural person who is deemed to have a “qualifying disability” (as such term is defined in Section 72(m)(7) of the Code), including shares held by such shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the shareholder became a shareholder. We must receive the written redemption request within 12 months of the initial determination of the shareholder’s disability in order for the shareholder to rely on any of the waivers described above that may be granted in the event of the disability of a shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

The Manager may also allow for an exceptional redemption to fund a first time home purchase, including shares held by such shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such shareholder. Such a written request must include a copy of the home purchase agreement.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our common shares develops, we will terminate our redemption plan.

If we agree to honor redemption requests, such redemption of our common shares will be made quarterly upon written request to us prior to the end of the applicable quarter. Shareholders may withdraw their redemption request at any time prior to the end of the applicable quarter. If we agree to honor redemption requests, such redemption requests will be effective as of the last day of the applicable quarter, and funds shall be remitted within twenty-one (21) days following the end of the applicable quarter. If we agree to honor a redemption request, the common shares to be redeemed will cease to accrue distributions or have voting rights as of the last day of the applicable quarter. We reserve the right to redeem shares pursuant to an exceptional redemption request outside of our quarterly redemption process.

We cannot guarantee that the funds, if any, set aside for the redemption plan will be sufficient to accommodate all requests made in any given time period. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given quarter, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given quarter, the redemption requests not fully honored will have the remaining amount of such redemption requests considered on the next quarter in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed pro-rata, if at all.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a first in first out basis – meaning, those common shares that have been continuously held for the longest amount of time will be redeemed first. In addition, we intend to limit shareholders to redemption requests to the lesser of 5,000 common shares or $50,000 worth of common shares.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter. Redemptions in any calendar quarter will be limited to shares whose aggregate value (based on the redemption price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these assets are sold, (or, with respect to debt securities, paid off), but we do not generally intend to redeem more than 20.00% of the NAV of all of our common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT for U.S. federal income tax purposes, following any material decrease in our NAV, or for any other reason. However, in the event that we suspend our redemption plan, we expect that we will reject any outstanding redemption requests and do not intend to accept any new redemption requests until at least after the next NAV adjustment. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Arrived Platform to disclose such action. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT for U.S. federal income tax purposes (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at support@arrived.com.